Exhibit 99.1

Navios Maritime Holdings Inc. Announces Completion of Acquisition by N Logistics Holdings Corporation

GRAND CAYMAN, Cayman Islands and PIRAEUS, Greece, December 14, 2023 — Navios Maritime Holdings Inc. (the “Company”) (NYSE: NM) and N Logistics Holdings Corporation (“NLHC”), a company affiliated with the Company’s Chairwoman and Chief Executive Officer, Angeliki Frangou, announced today the completion of the transaction contemplated by the previously announced Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 22, 2023, pursuant to which NLHC acquired all of the outstanding shares of common stock, $0.0001 par value, of the Company not already owned by NLHC (“Common Shares”) for $2.28 per share in cash, without interest (the “Merger”).

The closing of the Merger follows a special meeting of the Company’s stockholders held on December 13, 2023, at which the Company’s stockholders voted in favor of the proposal to authorize and approve the Merger Agreement, and the transactions contemplated thereby, including the Merger. In connection with the completion of the Merger, the Common Shares will cease to trade on the New York Stock Exchange and will be delisted.

Advisors

Latham & Watkins LLP acted as legal advisor and Jefferies LLC acted as financial advisor to the special committee of the Company’s Board of Directors, consisting solely of independent and disinterested directors. Fried, Frank, Harris, Shriver & Jacobson LLP acted as legal advisor and S. Goldman Advisors LLC acted as financial advisor to NLHC.

About Navios Maritime Holdings Inc.

Navios Maritime Holdings Inc. (NYSE: NM) owns a controlling equity stake in Navios South American Logistics Inc., one of the largest infrastructure and logistics companies in the Hidrovia region of South America and an interest in Navios Maritime Partners L.P., an international shipping company, listed on the New York Stock Exchange, that owns and operates dry cargo and tanker vessels. For more information, please visit our website: www.navios.com.

Forward-Looking Statements

This communication contains forward-looking statements. Statements in this communication that are not statements of historical fact are considered forward-looking statements, which are usually identified by the use of words such as “anticipates,” “believes,” “continues,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” and variations of such words or similar expressions. These forward-looking statements are neither forecasts, promises nor guarantees, and are based on the current beliefs of management of the Company as well as assumptions made by and information currently available to the Company. Such statements reflect the current views of the Company with respect to future events and are subject to known and unknown risks, including business, economic and competitive risks, uncertainties, contingencies and assumptions about the Company. More details about these and other risks that may impact the Company’s business are described under the heading “Risk Factors” in the reports the Company files with the SEC, including its Annual Report on Form 20-F and Reports on Form 6-K, which are available on the SEC’s website at www.sec.gov. The Company cautions you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. The Company does not undertake any duty to update any forward-looking statement or other information in this communication, except to the extent required by law.

Contact:

Navios Maritime Holdings Inc.

+1-345-232-3067

+1.212.906.8643

investors@navios.com